Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

October 3, 2022

COMPANY ANNOUNCEMENT

No. 22/2022

Copenhagen, 3 October 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR TO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

Noble Corporation plc announces the completion of the business combination with Maersk Drilling

Noble Corporation plc ("Noble") has today announced that it has successfully completed the business combination between Noble Corporation and The Drilling Company of 1972 A/S ("Maersk Drilling") pursuant to the business combination agreement, which was previously announced on Wednesday 10 November 2021. As part of the completion of the business combination, the recommended voluntary public share exchange offer (the "Exchange Offer") by Noble to acquire the entire share capital in Maersk Drilling has been completed and settled towards the Maersk Drilling shareholders that have accepted the Exchange Offer. Reference is also made to the attached Noble announcement.

As a result of the Exchange Offer, Noble today holds 37,266,530 Maersk Drilling shares corresponding to approximately 89.73% of the entire share capital and voting rights in Maersk Drilling (and corresponding to approximately 90.03% of the share capital and voting rights, excluding treasury shares held by Maersk Drilling). Reference is also made to company announcement no. 18/2022 where the final result of the Exchange Offer was announced.

Listing of Noble on Nasdaq Copenhagen and the New York Stock Exchange ("NYSE")

On Thursday 8 September 2022, Nasdaq Copenhagen A/S ("Nasdaq Copenhagen") provided their conditional approval for the admission to trading and official listing of Noble class A ordinary shares (in the form of share entitlements) on Nasdaq Copenhagen under the symbol "NOBLE" and with ISIN code GB00BMXNWH07. As per the approval, and due to the satisfaction of the conditions contained therein, trading in Noble class A ordinary shares (in the form of share entitlements) on Nasdaq Copenhagen will commence at 9:00 a.m. CEST today. Noble class A ordinary shares (in the form of share entitlements) are issued in USD, and the trading on Nasdaq Copenhagen and clearing through Euronext Securities Copenhagen will be carried out in DKK. In addition, Noble class A ordinary shares are also listed on NYSE under the symbol "NE" and with CUSIP number G65431 127. The Noble class A ordinary shares together with any other issued and outstanding shares of Noble, including shares in the form of share entitlements, as applicable, are referred to as the “Noble Shares”.

Delisting of the shares of Maersk Drilling from Nasdaq Copenhagen

The delisting of the Maersk Drilling shares from Nasdaq Copenhagen, which was announced in company announcement no. 21/2022, has been conditionally approved by Nasdaq Copenhagen on Friday 23 September 2022 and will be effective from Tuesday 4 October 2022. As a result, the last day of trading and official listing of the Maersk Drilling shares on Nasdaq Copenhagen will be, today, Monday 3 October 2022. Maersk Drilling shareholders who have not accepted the Exchange Offer will not be able to trade Maersk Drilling shares on Nasdaq Copenhagen after Monday 3 October 2022, but will instead have their shares purchased in connection with the compulsory purchase conducted by Noble in accordance with sections 70-72 of the Danish Companies Act (as further described below).

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

Changes to executive management

As a consequence of completion of the business combination, Jørn Madsen and Christine Morris have stepped down from their respective positions as chief executive officer and chief financial officer of Maersk Drilling.

Danish taxation of the Exchange Offer

Shareholders of Maersk Drilling, who are subject to Danish tax liability, can elect to apply for a tax-exempt share-for-share exchange in connection with their acceptance of the Exchange Offer by submitting an electronic form that is made available by Noble on its website at www.noblecorp.com .. As a result of such election, such Maersk Drilling shareholder will not be deemed to have made a taxable disposal of the Maersk Drilling shares in connection with the Exchange Offer.

The Danish Tax Agency has indicated that, if no tax-exempt share-for-share exchange election is made, then the sales price for Danish tax purposes of the Maersk Drilling shares, which are exchanged with Noble Shares, shall be the closing price of the Maersk Drilling shares on Nasdaq Copenhagen on Friday 9 September 2022 (DKK 383.60). For Danish tax purposes, the sales price of the Maersk Drilling shares which are exchanged for cash, is the received cash amount (i.e. DKK 340.98 for each Maersk Drilling share).

Further information on the tax aspects of a taxable share-for-share exchange and a tax-exempt share-for-share exchange for Maersk Drilling shareholders, who are subject to Danish tax liability, can be found at investor.maerskdrilling.com and www.noblecorp.com.

Compulsory purchase of the outstanding Maersk Drilling shares from all remaining Maersk Drilling shareholders

The compulsory purchase conducted by Noble in accordance with sections 70-72 of the Danish Companies Act will be initiated on Tuesday 4 October 2022. As a result of the compulsory purchase, all remaining Maersk Drilling shareholders, who have not accepted the Exchange Offer and have not sold their Maersk Drilling shares on Nasdaq Copenhagen prior to the delisting becoming effective, will be requested to transfer their Maersk Drilling shares to Noble within the four week compulsory purchase period beginning on Tuesday 4 October 2022 and ending on Wednesday 2 November 2022 at 23:59 CET in accordance with section 70-72 of the Danish Companies Act. Such Maersk Drilling shareholders can elect to exchange their Maersk Drilling shares fora number of Noble Shares equal to the share consideration offered to Maersk Drilling shareholders who have accepted the Exchange Offer (whereby each share in Maersk Drilling can be exchanged for 1.6137 A ordinary shares of Noble) or, alternatively, a full cash alternative, which will amount to DKK 340.98 (USD 46.79) per Maersk Drilling share.

If a Maersk Drilling shareholder elects to exchange its shares in Maersk Drilling for Noble Shares, then such shareholder will initially receive acceptance shares (the “Compulsory Purchase Acceptance Shares”). Such Compulsory Purchase Acceptance Shares are not admitted to trading on Nasdaq Copenhagen and will therefore not be tradeable on Nasdaq Copenhagen. The Compulsory Purchase Acceptance Shares received in connection with the compulsory purchase are expected to be exchanged for Noble Shares (in the form of share entitlements) on or around Friday 11 November 2022.

If a Maersk Drilling shareholder elects to receive the cash alternative, then such shareholder will receive the full cash alternative for the compulsory purchase of their Maersk Drilling shares expectedly on or around 11 November 2022, and the ownership of such Maersk Drilling shares held by minority shareholders will concurrently be transferred to Noble.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

Any remaining Maersk Drilling shareholders, who have not voluntarily accepted to transfer their Maersk Drilling shares to Noble prior to the expiry of the four week period ending on Wednesday 2 November 2022, will automatically receive the full cash alternative, which will amount to DKK 340.98 (USD 46.79) per Maersk Drilling share, for the compulsory purchase of their Maersk Drilling shares expectedly on or around 14 November 2022.

Separate press release and announcements in the IT system of the Danish Business Authority will be made by Noble when the compulsory purchase has been initiated in accordance with the relevant provisions set out in sections 70-72 of the Danish Companies Act.

The Danish Tax Agency has indicated that if a Maersk Drilling shareholder, whose Maersk Drilling shares are compulsory purchased, elects the share-for-share exchange, then for Danish tax purposes the sales price of the Maersk Drilling shares shall be determined on the basis of the closing price of the Noble Shares on Nasdaq Copenhagen the day when the respective Maersk Drilling shareholder informs Noble of the election to exchange the Maersk Drilling shares to Noble Shares. The tax disposal date is therefore prior to the date on which the Noble Shares are delivered and are available for trading (which is expected to be on or around Friday 11 November 2022). For Danish tax purposes, the sales price of the Maersk Drilling shares which are purchased for cash in connection with the compulsory purchase, is the received cash amount (i.e. DKK 340.98 for each Maersk Drilling).

This announcement has been prepared both in English and Danish. In the event of any discrepancies between the English and Danish version, the Danish version shall prevail. Capitalised terms used in this announcement but not defined herein shall have the meaning ascribed to them in the offer document prepared in connection with the Exchange Offer.

For further information, please contact:

Michael Harboe-Jørgensen
Head of Investor Relations
+45 23 28 57 33
Michael.harboe-jorgensen@maerskdrilling.com

Kristoffer Apollo
Head of Media Relations
+45 27 90 31 02
Kristoffer.apollo@maerskdrilling.com

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

About Maersk Drilling

With 50 years of experience operating in the most challenging offshore environments, Maersk Drilling (CSE:DRLCO) provides responsible drilling services to energy companies worldwide. Headquartered in Denmark, Maersk Drilling owns and operates a fleet of offshore drilling rigs and specialises in harsh environment and deepwater operations. For more information about Maersk Drilling, visit www.maerskdrilling.com.

About Noble

Noble is a public limited company formed under the laws of England and Wales. Noble is listed on NYSE under the symbol "NE". Following consummation of the business combination with Maersk Drilling, Noble will be listed on Nasdaq Copenhagen under the symbol “NOBLE”, and Noble will own the activities of Noble Corporation, a leading offshore drilling contractor for the oil and gas industry. Noble owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry.  Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921.  Currently, Noble performs, through its subsidiaries, contract drilling services focused largely on ultra-deepwater and high-specification jackup drilling opportunities in both established and emerging regions worldwide.  Additional information on Noble is available at www.noblecorp.com.

Forward-Looking Statements

This communication may include forward-looking statements within the meaning of U.S. federal securities laws with respect to the transaction, including the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. Forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. Any forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be, are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to: (i) the effects of public health threats, pandemics and epidemics and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (ii) the effect of the announcement or the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (iii) risks that the transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the transaction, (iv) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the transaction, (v) volatility in the price of Noble’s securities due to a variety of factors, including changes in the competitive markets in which Noble plans to operate, variations in performance across competitors, changes in laws and regulations affecting Noble’s business and changes in the combined capital structure, (vi) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (vii) factors affecting the duration of contracts, the actual amount of downtime, (viii) factors that reduce

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

applicable dayrates, operating hazards and delays, (ix) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (x) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the transaction, and to identify and realize additional opportunities, (xi) the failure to realize anticipated benefits of the transaction, (xii) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xiii) risks related to the ability to project future cash utilisation and reserves needed for contingent future liabilities and business operations, (xiv) the potential impact of announcement or consummation of the transaction on relationships with third parties, (xv) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xvi) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xvii) conditions in the credit markets that may negatively affect the companies and their business, and (xviii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the Business Combination will be those that we have anticipated.

Any forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble Corporation and Noble with the U.S. Securities and Exchange Commission (“SEC”) and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the business combination, Noble has filed a Registration Statement on Form S-4 with the SEC that included (1) a proxy statement of Noble that also constitutes a prospectus for Noble and (2) an offering prospectus of Noble to be used in connection with Noble ’s offer to exchange shares in Maersk Drilling for Noble Shares. The registration statement on Form S-4, as amended, was declared effective by the SEC on 11 April 2022. In addition, on 8 August 2022, Noble published an offer document (the "Offer Document") and an exemption document (the "Exemption Document") as approved by the Danish Financial Supervisory Authority (Finanstilsynet) in relation to the Exchange Offer. This communication does not contain all the information that should be considered concerning the transaction and is not intended to form the basis of any investment decision or any other decision in respect of the business combination.

INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, THE EXEMPTION DOCUMENT AND THE OFFER DOCUMENT RELATING TO THE BUSINESS COMBINATION IN THEIR ENTIRETY AS WELL AS ANY OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY EACH OF NOBLE AND NOBLE CORPORATION WITH THE SEC OR THE DANISH FINANCIAL SUPERVISORY AUTHORITY OR PUBLISHED ON NOBLE'S AND/OR MAERSK DRILLING'S WEBSITES AT WWW.NOBLECORP.COM AND

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

WWW.MAERSKDRILLING.COM, RESPECTIVELY, IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NOBLE, MAERSK DRILLING AND NOBLE CORPORATION, THE BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Noble Corporation and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation plc, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Important Notice

This announcement is for information purposes only and does not constitute or contain any invitation, solicitation, recommendation, offer or advice to any person to subscribe for or otherwise acquire or dispose of any securities of Noble, Maersk Drilling or Noble Corporation. Final terms and further provisions regarding the Exchange Offer are disclosed in the Offer Document, the Exemption Document and in documents filed or that will be filed with the SEC.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Denmark and the United States that would permit the Noble Shares, the Acceptance Shares (as defined in the Offer Document) or Cash Acceptance Shares (as defined in the Offer Document), or permit possession or distribution of the Offer Document and/or the Exemption Document or any advertising material relating to the Noble Shares, the Acceptance Shares or Cash Acceptance Shares, except as described in the Offer Document or the Exemption Document.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION BETWEEN NOBLE AND MAERSK DRILLING OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE EXEMPTION DOCUMENT, THE OFFER DOCUMENT OR ANY OTHER DOCUMENTS REGARDING THE EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

In any member state of the European Economic Area other than Denmark (each a "Relevant State"), this announcement, including any attachments hereto, is only addressed to, and is only directed at shareholders of Maersk Drilling in that Relevant State that fulfil the criteria for exemption from the obligation to publish a prospectus, including qualified investors, within the meaning of the Prospectus Regulation.

This announcement, including any attachments hereto, has been prepared on the basis that all offers of Noble Shares, Acceptance Shares and Cash Acceptance Shares offered in the Exchange Offer, other than the offer contemplated in Denmark, will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the "Prospectus Regulation") from the requirement to produce a prospectus for offers of Noble Shares, Acceptance Shares and Cash Acceptance Shares. Accordingly, any person making or intending to make any offer within a Relevant State of Noble Shares, Acceptance Shares or Cash Acceptance may only do so in circumstances in which no obligation arises for Noble to produce a prospectus for such offer. Noble has not authorised, and Noble will not authorise, the making of any offer of Noble Shares, Acceptance Shares or Cash Acceptance Shares through any financial intermediary, other than offers made by Noble which constitute the final offer of Noble Shares, Acceptance Shares and Cash Acceptance Shares as contemplated through the Exchange Offer.

The Noble Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer have not been, and will not be, offered to the public in any Relevant State. Notwithstanding the foregoing,

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

an offering of the Noble Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer may be made in a Relevant State: (i) to any qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per Relevant State (other than qualified investors as defined in the Prospectus Regulation); (iii) to investors who acquire Noble Shares, Acceptance Shares and Cash Acceptance Shares for a total consideration of at least EUR 100,000 per investor, for each separate offer; and (iv) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, subject to obtaining the prior consent of Noble and provided that no such offer of Noble Shares, Acceptance Shares or Cash Acceptance Shares shall result in a requirement for the publication by Noble of a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplementary prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of the foregoing paragraph, the expression an "offer to the public" in relation to any Noble Shares, Acceptance Shares or Cash Acceptance Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the Exchange Offer as to enable an investor to decide to participate in the Exchange Offer.

In the United Kingdom, this announcement, including any attachments hereto, is only addressed to and directed at persons who are (a) both "qualified investors" (within the meaning of the UK version of the Prospectus Regulation as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and either(i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "FSMA Order"); or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the FSMA Order; and/or (b) persons to whom it may otherwise lawfully be communicated to, including under the FSMA Order (all such persons (a) and (b) together being referred to as "U.K. Relevant Persons"). Any investment activity to which this announcement, including any attachments hereto, is only available to U.K. Relevant Persons. Any person who is not a U.K. Relevant Person should not act on or rely on this announcement, including any attachments hereto, or any of its contents.

This announcement, including any attachments hereto, does not comprise a prospectus for the purposes of the U.K. Prospectus Regulation and has not been approved by or filed with the Financial Conduct Authority in the United Kingdom.

The Drilling Company of 1972 A/S
Lyngby Hovedgade 85	Company registration no. 40404716
2800 Kongens Lyngby	ISIN: DK0061135753
Denmark	Ticker: DRLCO	www.maerskdrilling.com

Press release

Noble and Maersk Drilling Close Business Combination, Creating a New and Dynamic Leader in Offshore Drilling

SUGAR LAND, TEXAS, October 3, 2022 - Noble Corporation plc ("Noble") today announced that the business combination with The Drilling Company of 1972 A/S ("Maersk Drilling") has been successfully completed. The transaction concluded through the completion of Noble’s recommended voluntary public share exchange offer to the shareholders of Maersk Drilling. The companies are now operating as a single organization as of October 3, 2022.

Noble’s President and Chief Executive Officer, Robert Eifler, commented “Today marks an exciting new chapter as we bring together these two exceptional companies. The fundamental industrial logic of the combination is clear and has only grown stronger over the past year, driven by steady improvements in the offshore drilling market and a deeper appreciation of the immense talent across this newly combined team. I’d personally like to thank the employees of both companies for their sustained focus on safety, integrity, and service as we have worked through this demanding transaction process. I look forward to supporting this team through a rapid integration as we aim to position Noble as a new and dynamic leader in offshore drilling.”

Charles M. (Chuck) Sledge, Noble’s Chairman of the Board of Directors, added: “Today’s combination of Noble and Maersk Drilling represents a defining moment in the history of offshore drilling. We are excited to join forces with Maersk Drilling’s talented team and embark on this journey together as a combined company. I am confident that Noble is now better positioned to deliver enhanced value to all our customers and shareholders.”

Consistent with the strategic rationale described in the merger announcement, the combination creates significant operational and financial opportunities for Noble’s customers, shareholders, and employees through:

▪	A World Class Fleet – among the youngest and highest specification fleets in the industry, with global scale and diversification and a combined track record of industry-leading utilization.

▪	Enhanced Customer Experience – uniting two complementary cultures that are focused on best-in-class safety and customer satisfaction as well as a commitment to being an industry leader around sustainability and innovation.

▪	Highly Attractive Financial Characteristics – supported by contract backlog (as of October 3, 2022) of over $4 billion and a conservative balance sheet with low leverage and significant liquidity, Noble is set up to be a strong platform for cash flow generation and distribution potential.

▪	Significant Accretion from Scale and Synergies – annual cost synergies of at least $125 million, which are expected to be realized within two years after closing, with Noble’s cost-competitiveness meaningfully enhanced via scale.

Noble has received preliminary commitments from a group of banks to enter into a $350 million, 3-year term loan to replace the existing Maersk Drilling syndicated facilities. Additionally, Noble has received a preliminary commitment for a $150 million, 3-year term loan to replace the existing Maersk Drilling loan with Danish Ship Finance. Each loan has an indicative initial interest rate of Term SOFR plus 3.50% with margin increases beginning in year two. The loans remain subject to final documentation and customary closing conditions, which Noble anticipates will be completed during the fourth quarter.

Noble expects to close the previously announced sale of five jackup rigs (Noble Hans Deul, Noble Sam Hartley, Noble Sam Turner, Noble Houston Colbert, and Noble Lloyd Noble, together the "Remedy Rigs") to Shelf Drilling Ltd. on October 5th for cash proceeds of $375 million.

Additionally, results from the exchange offer for Maersk Drilling shares show a strong preference for settlement in Noble shares rather than cash, with less than $2 million estimated cash required at settlement relative to the $50 million maximum cash settlement amount. Separately, the cash versus shares settlement split pertaining to the compulsory purchase (“squeeze-out”) of the 9.97% minority of Maersk Drilling shareholders that did not tender their shares in the exchange offer will be known upon completion of the squeeze-out in mid-November 2022 (as further set out below).

Based on the closing of the business combination, investors should not rely on Noble’s previously issued financial guidance for 2022, which is no longer applicable on a combined company basis. Noble will update the market with refreshed financial guidance in the near future.

Concurrent with today’s closing announcement, Noble has published an updated fleet status report that can be found at www.noblecorp.com.

THE FOLLOWING INFORMATION IS PROVIDED IN CONNECTION WITH VARIOUS REGULATORY AND STOCK EXCHANGE REQUIREMENTS

Reference is made to the voluntary public share exchange offer by Noble to the shareholders of Maersk Drilling to acquire the entire share capital in Maersk Drilling (excluding any treasury shares) in connection with the business combination between Noble Corporation and Maersk Drilling (the "Business Combination") as announced on August 8, 2022 (the "Exchange Offer"). The Exchange Offer was made pursuant to the business combination agreement (the "Business Combination Agreement") to combine Noble Corporation and Maersk Drilling, which was announced on November 10, 2021.

Admission to trading and official listing of the Noble Shares on Nasdaq Copenhagen

On September 8, 2022, Nasdaq Copenhagen A/S ("Nasdaq Copenhagen") provided their conditional approval for the admission to trading and official listing of Noble Shares (in the form of share entitlements) on Nasdaq Copenhagen under the symbol "NOBLE". As per the approval, and due to the satisfaction of the conditions contained therein, trading in Noble Shares will commence at 9:00 a.m. (CEST) today. Noble Shares are issued in USD, and the trading on Nasdaq Copenhagen and clearing through Euronext Securities Copenhagen will be carried out in DKK. In addition, Noble Shares are also listed on NYSE under the symbol "NE".

Changes to the board of directors and management team of Noble

Effective as of October 3, 2022, Claus V. Hemmingsen, Alastair Maxwell and Kristin H. Holth have been appointed to the Noble board of directors. Consequently, the current board of directors of Noble comprises the following seven individuals:

•	Charles M. (Chuck) Sledge (Chairman)

•	Claus V. Hemmingsen

•	Alan J. Hirshberg

•	Kristin H. Holth

•	Alastair Maxwell

•	Ann D. Pickard

•	Robert W. Eifler

Further, Caroline Alting has been appointed as Senior Vice President – Operation Excellence and Mikkel Ipsen has been appointed as Vice President – Human Resources of Noble. Consequently, the following individuals comprise the executive officers (denoted with an asterisk) and other senior members of management of Noble:

•	Robert W. Eifler, President and Chief Executive Officer*

•	Richard B. Barker, Senior Vice President and Chief Financial Officer*

•	William E. Turcotte, Senior Vice President, General Counsel and Corporate Secretary*

•	Joey M. Kawaja, Senior Vice President - Operations*

•	Caroline Alting, Senior Vice President – Operational Excellence*

•	Blake A. Denton, Senior Vice President – Marketing and Contracts*

•	Mikkel Ipsen, Vice President – Human Resources*

•	Laura D. Campbell, Vice President, Chief Accounting Officer and Controller*

•	Kirk T. Atkinson, Head of Health, Safety, Environmental (HSE)

•	Tine Østergaard Hansen, Vice President – Communication and Sustainability

•	Brian Nygaard, Head of Integration

•	Marika C. Reis, Chief Innovation Officer

Additional information on the experience and former positions held by the persons mentioned above may be found in the management team section of Noble’s website at www.noblecorp.com and in section 22.3 "Executive Officers and Directors of Topco" of the exemption document prepared by Noble, as approved by the Danish Financial Supervisory Authority (Finanstilsynet) on August 8, 2022 and also available on Noble's website.

Settlement of the Exchange Offer and changes in share capital and number of shares

On September 30, 2022, Noble issued 70,353,759 class A ordinary shares of Noble (these shares together with any other issued and outstanding shares of Noble, including those in the form of share entitlements as applicable, the "Noble Shares") to former shareholders of Noble Corporation, in connection with the closing of the Cayman Merger. Further, Noble issued 14,539,883 warrants ("Noble Warrants) to former holders of warrants exercisable for shares in Noble Corporation in connection with the closing of the

Cayman Merger. Additional information about the Noble Warrants may be found on Noble’s website at www.noblecorp.com.

In connection with the completion of the Exchange Offer, Noble has issued 60,137,000 Noble Shares to the former holders of Maersk Drilling shares or Acceptance Shares, as applicable (such number of Noble Shares not adjusted for cash settlement of fractional shares, which will result in a minor capital decrease post-completion), and delivered DKK 5,292,351 to Maersk Drilling shareholders who elected to receive exchange offer consideration in cash (plus additional cash paid in connection with the settlement of any fractional entitlements to Noble Shares). As a result of the completion of the Exchange Offer and the issuance of Noble Shares, there are 130,490,759 Noble Shares issued and outstanding and 14,539,883 Noble Warrants outstanding as of this date.

Initiation of compulsory purchase and delisting of Maersk Drilling

As acceptances representing more than 90% of the outstanding share capital and voting rights in Maersk Drilling have been obtained by Noble in the Exchange Offer, Noble has decided to exercise its rights under the Danish Companies Act to conduct a compulsory purchase of the Maersk Drilling shares held by the remaining minority shareholders of Maersk Drilling.

Further, Maersk Drilling has submitted an application to Nasdaq Copenhagen for the removal from trading and official listing of all Maersk Drilling shares from Nasdaq Copenhagen. On September 23, 2022, Nasdaq Copenhagen approved this request, as a result of which the delisting will be effective from October 4, 2022, and the last day of trading and official listing for Maersk Drilling Shares on Nasdaq Copenhagen will be on October 3, 2022. Maersk Drilling shareholders who have not accepted the Exchange Offer will not be able to trade the shares in Maersk Drilling on Nasdaq Copenhagen after October 3, 2022 but will instead have their shares purchased in connection with the compulsory purchase conducted by Topco in accordance with sections 70-72 of the Danish Companies Act.

The compulsory purchase conducted by Topco in accordance with sections 70-72 of the Danish Companies Act will be initiated on October 4, 2022. As a result of the compulsory purchase, all remaining Maersk Drilling shareholders, who have not accepted the Exchange Offer and have not sold their Maersk Drilling shares on Nasdaq Copenhagen prior to the delisting becoming effective, will be requested to transfer their Maersk Drilling shares to Noble within the four week compulsory purchase period beginning on Tuesday, October 4, 2022 and ending on Wednesday, November 2, 2022 at 23:59 CET in accordance with section 70-72 of the Danish Companies Act. Such Maersk Drilling shareholders can elect to exchange their Maersk Drilling shares for a number of Noble Shares equal to the share consideration offered to Maersk Drilling shareholders who have accepted the Exchange Offer, or alternatively, a full cash alternative, which will amount to DKK 340.98 (USD 46.79) per Maersk Drilling share.

If a Maersk Drilling shareholder elects to exchange its shares in Maersk Drilling for Noble Shares, then such shareholder will initially receive acceptance shares (the "Compulsory Purchase Acceptance Shares"). Such Compulsory Purchase Acceptance Shares will not be admitted to trading on Nasdaq Copenhagen and will therefore not be tradeable on Nasdaq Copenhagen. The Compulsory Purchase Acceptance Shares received in connection with the compulsory purchase are expected to be exchanged for Noble Shares (in the form of share entitlements) on or around November 11, 2022.

If a Maersk Drilling shareholder elects to receive the full cash alternative, then such shareholder will receive the full cash alternative for the compulsory purchase of their Maersk Drilling shares expectedly on or around November 11, 2022, and the ownership of such Maersk Drilling shares held by minority shareholders will be concurrently transferred to Noble.

Any remaining Maersk Drilling shareholders who have not voluntarily accepted to transfer their Maersk Drilling shares to Noble prior to the expiry of the four week period ending on Wednesday, November 2, 2022, will automatically receive the full cash alternative for the compulsory purchase of their Maersk Drilling Shares expectedly on or around November 14, 2022.

Separate press releases and announcements in the IT system of the Danish Business Authority will be made by Noble when the compulsory purchase has been resolved in accordance with the relevant provisions set out in sections 70-72 of the Danish Companies Act.

According to the Danish Tax Authority, if a Maersk Drilling shareholder elects the share-for-share exchange, then for Danish tax purposes the sales price of the Maersk Drilling shares shall be determined on the basis of the closing price of the Noble shares on Nasdaq Copenhagen the day when the respective Maersk Drilling shareholder informs the Danish Tax Authority of the election to exchange the Maersk Drilling Shares to Noble Shares. The tax disposal date is therefore prior to the date on which the Noble shares are delivered and are available for trading (which is expected to be on or around November 11, 2022). For Danish tax purposes, the sales price of the Maersk Drilling shares which are purchased for cash in connection with the compulsory purchase, is the received cash amount (i.e. DKK 340.98 for each Maersk Drilling shares).

Assumption of Maersk Drilling RSUs and adoption of long-term incentive programs

For purposes of assuming the RSUs (as defined herein) in Maersk Drilling currently held by the executive officers and key employees of Maersk Drilling, Noble today announces the approval and adoption of (i) the RSU Long-Term Incentive Program for Executive Management 2022 (the "Executive RSU Plan") and (ii) the RSU Long-Term Incentive Program for Key Employees 2022 (the "Key Employee RSU Plan" and, together with the Executive RSU Plan, the "RSU Plans").

Under the RSU Plans, the participants will be eligible to receive a number of restricted share units ("RSUs"). Under the RSU Plans, the executive officers may also be eligible to receive performance-based restricted share units ("PSUs"). The participants will be granted RSUs free of charge under the RSU Plans. Grants of RSUs may take place on a revolving basis and neither grant nor vesting of RSUs depend on the achievement of specific goals. The vesting period for the RSUs is three years from the date of grant, subject to the participant's continued employment with the Noble group. Upon vesting, the participants will receive free of charge a number of Noble Shares equal to the number of RSUs vested to the extent they have not lapsed.

In case of a participant’s resignation during the vesting period, non-vested RSUs will lapse. In addition, the participants may be subject to ownership requirements pursuant to their individual employment agreements.

On October 3, 2022, in connection with the completion of the Exchange Offer and the Business Combination, the Noble board of directors adopted a resolution, whereby each RSU in Maersk Drilling granted under the Maersk Drilling RSU Long-Term Incentive Program for Executive Management 2019 and the Maersk Drilling RSU Long-Term Incentive Program for Key Employees (the "Maersk Drilling RSU Plans") shall be assumed by Noble under the corresponding RSU Plans and be converted into an RSU, on substantially the same terms and conditions (including vesting conditions) as applicable to the original RSUs in Maersk Drilling prior to the closing of the Business Combination, representing the right to receive Noble Shares (collectively, the "Converted Executive RSUs").

Vesting for Converted Executive RSUs will accelerate for Maersk Drilling executive management and certain other employees of Maersk Drilling who are party to agreements that provide for enhanced severance protections in the event of termination of employment following the Business Combination.

About Noble Corporation

Noble is a leading offshore drilling contractor for the oil and gas industry. The Company owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry. Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921. Noble performs, through its subsidiaries, contract drilling services with a fleet of offshore drilling units focused largely on ultra-deepwater and high specification jackup drilling opportunities in both established and emerging regions worldwide.

For further information:

Visit www.noblecorp.com or email investors@noblecorp.com

Ian Macpherson

Vice President of Investor Relations

T: +1 713-239-6507

M: imacpherson@noblecorp.com

Capitalized terms used in this announcement but not defined herein shall have the meaning ascribed to them in the exemption document, as published on August 8, 2022 (the "Exemption Document").

IMPORTANT INFORMATION

In connection with the business combination transaction, Noble filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the "SEC") that included a prospectus (the "Prospectus") of Noble to be used in connection with the Exchange Offer by Noble to acquire all outstanding shares in Maersk Drilling. The registration statement on Form S-4, as amended, was declared effective by the SEC on April 11, 2022. In addition, on August 8, 2022, the Danish Financial Supervisory Authority approved the publication of the Exemption Document and the Offer Document in connection with the Exchange Offer. Noble published the Exemption Document and the Offer Document on August 8, 2022.

INVESTORS AND SHAREHOLDERS OF MAERSK DRILLING ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE EXEMPTION DOCUMENT AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR THE DANISH FINANCIAL SUPERVISORY AUTHORITY OR PUBLISHED ON NOBLE'S WEBSITE AT WWW.NOBLECORP.COM REGARDING THE BUSINESS COMBINATION TRANSACTION BETWEEN NOBLE AND MAERSK DRILLING AND THE EXCHANGE OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION.

You may also obtain a free copy of the Prospectus, an English translation of the Offer Document setting out the full terms and conditions to the Exchange Offer, and other related documents filed by Noble with the SEC on the SEC's website at www.sec.gov.

This announcement is for information purposes only and does not constitute or contain any invitation, solicitation, recommendation, offer or advice to any person to subscribe for or otherwise acquire or dispose of any securities of Noble or Maersk Drilling. Final terms and further provisions regarding the Exchange Offer are disclosed in the Offer Document, the Exemption Document and in documents filed or that will be filed with the SEC.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Denmark and the United States that would permit a public offering of shares in Noble, the Topco Offer Shares (as defined in the Exemption Document), the Acceptance Shares (as defined in the Exemption Document) or Cash Acceptance Shares (as defined in the Exemption Document), or permit possession or distribution of the Offer Document and/or the Exemption Document or any advertising material relating to the shares in Noble, the Topco Offer Shares the Acceptance Shares or Cash Acceptance Shares, except as described in the Offer Document or the Exemption Document.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION BETWEEN NOBLE AND MAERSK DRILLING OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE EXEMPTION DOCUMENT, THE OFFER DOCUMENT OR ANY OTHER DOCUMENTS REGARDING THE EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

In any member state of the European Economic Area other than Denmark (each a "Relevant State"), this announcement, including any attachments hereto, is only addressed to, and is only directed at Maersk Drilling Shareholders in that Relevant State that fulfil the criteria for exemption from the obligation to publish a prospectus, including qualified investors, within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended, (the "Prospectus Regulation").

This announcement, including any attachments hereto, has been prepared on the basis that all offers of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares offered in the Exchange Offer, other than the offer contemplated in Denmark, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce a prospectus for offers of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares. Accordingly, any person making or intending to make any offer within a Relevant State of Topco Offer Shares, Acceptance Shares or Cash Acceptance may only do so in circumstances in which no obligation arises for Noble to produce a prospectus for such offer. Noble has not authorised, and Noble will not authorise, the making of any offer of Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares through any financial intermediary, other than offers made by Noble which constitute the final offer of Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares as contemplated through the Exchange Offer.

The Topco Offer Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer have not been, and will not be, offered to the public in any Relevant State. Notwithstanding the foregoing, an offering of the Topco Offer Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer may be made in a Relevant State: (i) to any qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per Relevant State (other than qualified investors as defined in the Prospectus Regulation); (iii) to investors who acquire Topco Offer Shares, Acceptance Shares and Cash Acceptance Shares for a total consideration of at least EUR 100,000 per investor, for each separate offer; and (iv) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, subject to obtaining the prior consent of Noble and provided that no such offer of Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares shall result in a requirement for the publication by Noble of a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplementary prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of the foregoing paragraph, the expression an "offer to the public" in relation to any Topco Offer Shares, Acceptance Shares or Cash Acceptance Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the Exchange Offer as to enable an investor to decide to participate in the Exchange Offer.

In the United Kingdom, this announcement, including any attachments hereto, is only addressed to and directed at persons who are (a) both "qualified investors" (within the meaning of the UK version of the Prospectus Regulation as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and either (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "FSMA Order"); or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the FSMA Order; and/or (b) persons to whom it may otherwise lawfully be communicated to, including under the FSMA Order (all such persons (a) and (b) together being referred to as "U.K. Relevant Persons"). Any investment activity to which this announcement, including any attachments hereto, is only available to U.K. Relevant Persons. Any person who is not a U.K. Relevant Person should not act on or rely on this announcement, including any attachments hereto, or any of its contents.

This announcement, including any attachments hereto, does not comprise a prospectus for the purposes of the U.K. Prospectus Regulation and has not been approved by or filed with the Financial Conduct Authority in the United Kingdom.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this announcement, including any attachments hereto, may constitute forward-looking statements.

Forward-looking statements are statements (other than statements of historical fact) relating to future events and Noble and its subsidiaries (collectively, the "Noble Group"), Maersk Drilling and its subsidiaries (the "Maersk Drilling Group") and the combined Noble Group and Maersk Drilling Group following completion of the transactions contemplated by the business combination agreement entered into by and between Noble and Maersk Drilling to combine (the "Combined Group") anticipated or planned financial and operational performance. The words "targets", "believes", "continues", "expects", "aims", "intends", "plans", "seeks", "will", "may", "might", "anticipates", "would", "could", "should", "estimates", "projects", "potentially" or similar expressions or the negatives thereof, identify certain of these forward-looking statements. The absence of these words, however, does not mean that the statements are not forward-looking. Other forward-looking statements can be identified in the context in which the statements are made.

Although Topco believes that the expectations reflected in these forward-looking statements are reasonable as of the date of this announcement, such forward-looking statements are based on Topco's current expectations, estimates, forecasts, assumptions and projections about the Noble Group's, the Maersk Drilling Group's and the Combined Group's business and the industry in which the Noble Group and the Maersk Drilling Group operate as well as on information which Topco has received from the Maersk Drilling Group (including with respect to forecasts prepared by Noble's management with respect to expected future financial and operating performance of Maersk Drilling) and/or which has been extracted from publications, reports and other documents prepared by the Maersk Drilling Group and/or the Noble Group and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other important factors beyond the Noble Group's, the Maersk Drilling Group's or the Combined Group's control that could cause the Noble Group's, the Maersk Drilling Group's and/or the Combined Group's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks or uncertainties materialize, or should any underlying assumptions prove to be incorrect, the Noble Group's, the Maersk Drilling Group's and/or the Combined Group's actual financial condition, cash flow or results of operations could differ materially from what is described in the Exemption Document and the Offer Document, including any attachment thereto, as anticipated, believed, estimated or expected. Topco urges the Maersk Drilling Shareholders to read the Offer Document and the Exemption Document in their entirety for a more complete discussion of the factors that could affect the Combined Group's future performance and the market in which it operates.

Any forward-looking statements included in this announcement, including any attachment hereto, speak only as of today.

Topco does not intend, and does not assume, any obligations to update any forward-looking statements contained herein, except as may be required by law or the rules of the New York Stock Exchange or Nasdaq Copenhagen. All subsequent written and oral forward-looking statements attributable to Topco or to persons acting on its behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained in this announcement, including any attachment hereto.